UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act

04007266

February 2, 2004

Daniel E. Stoller
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-2-2004

Re: Verizon Communications, Inc.
Incoming letter dated December 18, 2003

Dear Mr. Stoller:

This is in response to your letters dated December 18, 2003 and January 20, 2004 concerning the shareholder proposal submitted to Verizon by Thomas J. Sisti and Robert A. Rehm. We also have received letters on the proponents' behalf dated January 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas J. Sisti
60 Martha Ave.
Elmwood Park, NJ 07407

Robert A. Rehm
5 Erie Court
Jericho, NY 11753

732712

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Securities Exchange Act of 1934,
Rules 14a-8(i)(1), 14a-8(i)(2) and
14a-8(i)(3)

December 18, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (the "Proposal") submitted by Thomas J. Sisti and Robert A. Rehm (the "Proponents"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter, (ii) the Proposal and cover letter dated November 13, 2003 submitted by the Proponents, attached hereto as Exhibit A, and (iii) a legal opinion of our firm addressed to the Company in support of this letter (the "Delaware Law Opinion"), attached hereto as Exhibit B. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponents.

I. Introduction

The Proposal is framed as a binding resolution to amend the Company's Bylaws to require that the board of directors of the Company (the "Board") seek shareholder approval of certain types of severance agreements. The text of the resolution is as follows:

> RESOLVED, pursuant to Article VII, Section 7.06 of the Bylaws of Verizon Communications Inc., the shareholders hereby amend the Bylaws to add the following Section 5.06 to Article V:
>
>> "**Shareholder Approval of Certain Executive Severance Agreements**—The Board of Directors shall seek shareholder ratification of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Benefits' include the present value of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees or the accelerated vesting of stock options or of restricted stock. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to agreements adopted after that date."

The Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials because, as discussed below, (i) the Proposal is not a proper subject for shareholder action under

Delaware law and is therefore properly excludable under Rule 14a-8(i)(1); (ii) the Proposal would, if implemented, cause the Company to violate Delaware law and is therefore properly excludable under Rule 14a-8(i)(2); and (iii) the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore is properly excludable under Rule 14a-8(i)(3).

II. Bases for Excluding the Proposal

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(1) Because It Is Not a Proper Subject for Action by Shareholders Under Delaware Law

Rule 14a-8(i)(1) provides that a company may exclude a shareholder proposal when "the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." As discussed below, the Proposal is not a proper subject for shareholder action under the laws of Delaware, the Company's state of incorporation. This position is supported by this firm's accompanying Delaware Law Opinion, concluding that the Bylaw amendment contemplated by the Proposal is in violation of Delaware law, that the Proposal is not a proper subject for action by shareholders at the 2004 Annual Meeting, and that a Delaware court, presented with the question of the amendment's validity, would so conclude.

1. *The Proposal Mandates Action on Matters Which Fall Under the Exclusive Authority Granted to the Company's Board of Directors by Delaware Law*

It has been the longstanding view of the Staff, in its interpretation of Rule 14a-8(i)(1), that statutory language providing that the business and affairs of a corporation be managed by its board of directors is generally intended to grant a board exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or in the corporation's charter or bylaws. See Exchange Act Release No. 34-12999 (November 22, 1976). Further, the history of the Commission's rules relating to stockholder proposals clearly indicates that Rule 14a-8(i)(1) should be applied to permit the omission of proposals that would otherwise infringe upon the right of a board to act on matters which, under applicable state law, (i) may be initiated only by a company's board of directors, (ii) are committed to its discretion, or (iii) otherwise ignore the statutory role of directors by proposing direct adoption of specified action. As clearly expressed in the Delaware Law Opinion, the Proposal, if adopted, would constitute an impermissible infringement upon the powers of the Board with respect to the exercise of its discretion in its management of the affairs of the Company and, therefore, should properly be excluded pursuant to Rule 14a-8(i)(1).

As a Delaware corporation, the Company is subject to the Delaware General Corporation Law (the "DGCL"). Under the DGCL, the Proposal, if approved, would constitute an improper infringement on the management authority of the Board. The Proposal, if adopted, would amend the Company's Bylaws to prohibit the Board from exercising its discretion to enter into employment agreements or arrangements that would provide benefits to senior executives in excess of a certain threshold without shareholder approval, regardless of the facts and circumstances then existing. As such, and as more fully discussed in the Delaware Law Opinion, the Proposal would amount to an impermissible delegation of the Board's powers to the shareholders and, therefore, violates several sections of the DGCL which govern the authority of the Board to manage the business and affairs of the Company. A brief description of each of the statutory provisions implicated by the Proposal, as discussed in the Delaware Law Opinion, follows:

- Section 141(a) of the DGCL provides that the business and affairs of every Delaware corporation shall be managed by or under the direction of the board of directors, except as may be otherwise provided in the DGCL or in the corporation's certificate of incorporation. As discussed in Section 1 of the Delaware Law Opinion, there are no exceptions applicable here.

- Section 122 of the DGCL empowers the board of directors to adopt benefit and compensation plans for a company's directors, officers and employees, and confers upon the board the authority to set the terms and conditions of such benefit and compensation plans.

- Sections 152 and 153 of the DGCL grant exclusive authority to the board of directors with respect to the issuance, sale or similar disposition of a company's stock.

- Section 157 authorizes the board of directors to create and issue rights and options with respect to the stock of the corporation.

- Section 109 prohibits any bylaw provision that conflicts with Delaware law or a corporation's certificate of incorporation.

In the absence of limitations in the corporation's charter or the DGCL, all of the aforementioned powers are exercised through the board of directors of a Delaware corporation pursuant to Section 141 of the DGCL. As discussed in Section 1 of the Delaware Law Opinion, it is well established under Delaware law that the Board is granted a broad mandate to manage the business and affairs of the Company, and such mandate may not be delegated to shareholders.

With respect to the broad statutory authority granted to the Board under each of the foregoing provisions of the DGCL, we note that neither the DGCL nor the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") contains any restriction on its discretion to enter into the severance agreements with, and provide severance benefits to, its management. As a matter of Delaware law, only the Board has the authority to consider, evaluate, and make determinations with respect to the compensation matters that are the subject of the Proposal.

The Staff has consistently recognized that proposals relating to compensation, including the issuance and terms of stock and stock options as compensation (whether for executives or other employees), are matters generally within the authority of a company's board of directors under state law and, accordingly, are not a proper subject for shareholder action. The Staff has repeatedly found, in connection with similar purportedly binding proposals, that the exclusion of a proposal under Rule 14a-8(i)(1) is appropriate when a company demonstrates that the proposal is not a proper subject for shareholder action under state law. See, e.g., Mirant Corporation (January 28, 2003) (permitting the omission of a proposal mandating suspension of bonuses based on company's stock price below a specified level); Phillips Petroleum Company (March 13, 2002) (permitting the omission of a proposal that would increase the compensation of company's "Chairman and other officers, for every position increase in the ranking of the world's largest energy companies measured by their market value"); AMERCO (July 21, 2000) (permitting the omission of a proposal that would require the implementation of a compensation program for "selected appropriate senior officers which is based on corporate performance"); Wal Mart Stores, Inc. (March 6, 1997) (permitting the omission of a proposal mandating specified pricing of executive stock options); Chrysler Corporation (February 22, 1996) (permitting the omission of proposal to discontinue stock options for all officers and directors); and Wm. Wrigley Jr. Company (October 31, 1995) (same).

In addition, where shareholder proposals would mandate the amendment of a company's charter or bylaws to require that a board of directors obtain shareholder approval of board action, the Staff has permitted the exclusion of such proposals under Rule 14a-8(i)(1) upon a showing that, as is the case here, the implementation of the proposal would intrude upon the board's discretionary authority under Delaware law. See, e.g., Novell, Inc. (February 14, 2000) (mandatory proposal to implement a bylaw prohibition on the adoption of any shareholder rights plan without prior shareholder approval and to require the redemption of any existing shareholder rights plan may be excluded under Rule 14a-8(i)(1) because implementation would be an improper delegation of the authority of the board of directors to shareholders under Delaware law); and UAL Corporation (February 7, 2001) (proposal unilaterally mandating an amendment to the charter to require merger or acquisition proposals be approved by a shareholder vote, where no decision would otherwise be required of shareholders under charter or Delaware law, may be excluded pursuant to Rule 14a-8(i)(1)).

As a matter of Delaware law, executive hiring, retention, and compensation are issues of core managerial authority entrusted to the Board. As discussed in our analysis of Section 122 of the DGCL in Section 2 of the Delaware Law Opinion, because the Proposal seeks to restrict the Board's ability to compensate senior executives, it would violate Delaware law, which provides that directors generally have "sole authority" to set compensation levels within their discretion. Similarly, the Proposal would impinge upon the powers of the Board with respect to the issuance, sale or similar disposition of the Company's stock and/or options under Sections 152, 153 and 157 of the DGCL. As we discuss in Section 3 of the Delaware Law Opinion, when coupled with Section 141 of the DGCL, the Board possesses exclusive powers and duties as to both the extent and method of compensation with respect to its employees pursuant to Sections 152, 153 and 157 of the DGCL. Any attempt to limit or delegate these powers would be invalid under Delaware law.

2. *The Proposal is Inconsistent with the Company's Restated Certificate of Incorporation in Violation of Delaware Law*

The Proposal, as a purported amendment to the Company's Bylaws, must comply with Section 109 of the DGCL. Section 109(b) of the DGCL provides, in part, that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation . . . ." Article 5.A of the Certificate of Incorporation provides that the "Business and affairs of the Corporation shall be managed under the direction of the Board of Directors." Therefore, the Proposal, if adopted, would create a Bylaw which limits the Board's ability to manage the business and affairs of the Company and would be in conflict with the Certificate of Incorporation and, as concluded in Section 4 of the Delaware Law Opinion, the proposed Bylaw would violate Section 109(b) of the DGCL, and therefore, it is not a proper subject for shareholder action under Delaware law. Accordingly, the Proposal should be omitted from the Proxy Materials under Rule 14a-8(i)(1).

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because, if Implemented, the Proposal Would Violate Law

Rule 14a-8(i)(2) provides for the exclusion of a shareholder proposal where the proposal "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." For the reasons set forth in the Delaware Law Opinion, the Proposal, if implemented, would violate the provisions of the DGCL discussed in Section II(A) of this letter by improperly limiting the authority of the Board. The Proposal, therefore, may be omitted pursuant to Rule 14a-8(i)(2).

The Staff consistently has found that where a proposed bylaw amendment, if implemented, would violate Delaware law, its exclusion from the company's proxy materials would be proper under Rule 14a-8(i)(2). See, e.g., Mattel, Inc. (March 25, 2002) (where the proponents sought a bylaw that prevented Mattel from enacting or maintaining a shareholder rights plan without shareholder approval in violation of Delaware law, the Staff concurred with the company's view that the proposal could be excluded under Rule 14a-8(i)(2)); General Dynamics Corp. (March 5, 2001) (same). Similarly, in recent no-action letters, the Staff has concluded that even precatory shareholder proposals may be excluded under Rule 14a-8(i)(2) where the requested policy would result in a violation of Delaware law upon adoption. See BMC Software, Inc. (July 9, 2003) (proposal that requested a policy which would provide for removal of directors upon a violation of the policy, could properly be excluded under Rule 14a-8(i)(2) upon a showing that the removal procedure would violate Delaware law); and The Gillette Company (March 10, 2003) (proposal requesting the board of directors adopt a policy that would establish specific procedures for adopting shareholder proposals that are supported by more than fifty percent of the shares voted for and against such proposals found to be excludable under Rule 14a-8(i)(2) since its implementation would violate Delaware law). In light of the foregoing, the Company believes that the Proposal may properly be excluded from the Proxy Materials under Rule 14a-8(i)(2).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Vague, Indefinite, and thus, Misleading in Violation of Rule 14a-9

Pursuant to Rule 14a-8(i)(3), a proposal may be excluded if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 prohibits materially false or misleading statements in proxy soliciting materials.

The Staff has previously taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders voting on the proposal nor the board of directors of the company seeking to implement the proposal would be able to determine with any reasonable amount of certainty what action or measures would be taken if the proposal were implemented. See, e.g., General Electric Company (February 5, 2003), (Staff concurred with exclusion of proposal that urged "the [B]oard of Directors to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees." General Electric noted that the proposal failed to define critical terms or otherwise provide guidance on how it would be implemented.) See also, Eastman Kodak Company (March 3, 2003), (Staff concurred with exclusion of a proposal that failed "to provide guidance on how it should be implemented"); Philadelphia Electric Company (July 30, 1992) (the Staff permitted exclusion of a proposal that was "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"), General Electric Company (January 23, 2003) (permitting omission of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors" where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Gannett Company, Inc. (February 24, 1998) (permitting exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); Fuqua Industries, Incorporated (March 12, 1991) (finding that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal").

The Staff also has consistently concluded that a proposal may be excluded where the meaning and application of terms or the standards under the proposals "may be subject to differing interpretations." See, e.g., Hershey Foods Corporation (December 27, 1988) (shareholder proposal seeking to establish a policy restricting the company's advertising was excluded as vague and indefinite because the "standards under the proposal may be subject to differing interpretations"); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because the use of certain vague terms made the proposal misleading since such matters would be subject to differing interpretations both by shareholders voting on the proposal and the company's board of directors in implementing "the proposal, if adopted, with the result that any action ultimately taken by the [c]ompany could be significantly different from the action envisioned by shareholders voting on the proposals"); and Fuqua Industries, Incorporated (March 12, 1991) (permitting shareholder proposal to be excluded because terms such as "any major shareholder" "would be subject to differing interpretations").

As in the foregoing precedents, the Proposal fails to define several key terms and uses concepts which are subject to differing interpretations and are highly subjective. As a result, the Proposal is open-ended and subject to different interpretations, providing only vague guidelines with respect to the implementation of its key elements. Among the uncertainties and ambiguities are the following:

- The Proposal requires, at the time a "severance agreement" is executed, a determination as to the "present value of all post-termination payments (in cash or in kind) not earned or vested prior to the termination..." Generally, such a determination could not be made at the time of execution unless a variety of arbitrary assumptions are made. Such assumptions would include, among others, when employment will be terminated, how many options or shares of restricted stock will be unvested at the time of termination of employment, the exercise price of such unvested options and the market value of the Company's shares at the time of termination. The Proposal provides no guidance as to how these determinations are to be made.

- It is entirely unclear how to determine the present value of post-termination payments in an unspecified amount to be paid at an unspecified future time.

- Does the Proposal apply only to traditional "severance agreements" or is it also intended to apply to other agreements, such as employment contracts, that make provision of certain types of severance payments?

- Does the Proposal contemplate that the valuation of "in kind" benefits be determined on the basis of cost to the Company or value to the recipient?

The Proposal contains language and concepts which are so inherently vague and ambiguous that makes it unclear as to what types of actions would be required or consistent with essential elements of the proposed Bylaw if it is ultimately adopted by shareholders. Because of the Proposal's use of vague and ambiguous terms and concepts, the Proposal is materially misleading and, therefore, may be omitted from the Proxy Materials in reliance on Rule 14a-8(i)(3).

III. Conclusion

For the reasons discussed above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under Delaware law, (ii) under Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate Delaware law, and (iii) under Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm, at (212) 735-2116.

Very truly yours,

Daniel E. Stoller

Enclosures

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Mr. Thomas J. Sisti
Mr. Robert A. Rehm

Exhibit A

November 13, 2003

Marianne Drost, Esq.
Senior Vice President and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
Room 4124
New York, NY 10036

Dear Ms. Drost:

I am writing to resubmit the attached stockholder proposal for inclusion in the Company's 2004 proxy statement as provided under Securities and Exchange Commission Rule 14a-8.

Our resolution again proposes that the Board of Directors seek shareholder ratification of future severance agreements with senior executives that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. At this year's Annual Meeting 59% of the votes cast were voted in favor of our proposal.

However, because the Board has chosen to defy the 59% vote of shareholders by announcing a policy that only applies to "cash severance payments in excess of 2.99 times the sum of the executive's salary plus annual short-term bonus," we have resubmitted the proposal as a binding bylaw amendment. Robert Toohey indicated that if the Board was willing to clarify that it is adopting the proposal actually approved by 59% of shareholders, he would get back to us before the proposal deadline. Not having heard from him, we assume the Board prefers the clarity of a vote to amend the bylaws.

We have both held the requisite number of shares of common stock for more than one year (see attachments). We intend to maintain our ownership position through the date of the 2004 Annual Meeting. We plan to introduce and speak for our resolution at the Company's 2004 Annual Meeting.

We thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any additional information please feel free to contact us in writing.

Sincerely yours,

Tom Sisti
Thomas J. Sisti

Robert Rehm
Robert A. Rehm

ENCLOSURES

Allow Vote on "Golden Parachute" Agreements

Robert A. Rehm, 5 Erie Court, Jericho, NY 11753, who owns 4,608 shares of the Company's common stock, and Thomas J. Sisti, 60 Martha Ave., Elmwood Park, NJ 07407, who owns 132 shares of the Company's common stock, hereby notify the Company that they intend to introduce the following resolution for action by the stockholders at the 2004 Annual Meeting:

RESOLVED, pursuant to Article VII, Section 7.06 of the Bylaws of Verizon Communications Inc., the shareholders hereby amend the Bylaws to add the following Section 5.06 to Article V:

> "**Shareholder Approval of Certain Executive Severance Agreements**—The Board of Directors shall seek shareholder ratification of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Benefits' include the present value of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees or the accelerated vesting of stock options or of restricted stock. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to agreements adopted after that date."

SUPPORTING STATEMENT: At last year's annual meeting shareholders approved an advisory version of this proposal, with support from 59% of shares voted. In September 2003, Verizon announced a new policy requiring shareholder approval for new agreements "that provide for cash severance payments in excess of 2.99 times the sum of the executive's salary plus annual short-term bonus."

In our opinion the Company's new policy falls far short of the standard endorsed by shareholders. The "cash" payment based on a multiple of base salary plus bonus is just a portion of the value of the severance agreements that have applied in recent years to CEO Seidenberg and former Chairman Lee. This resolution would ensure that the full cost of severance packages – including perks and "consulting" payments – determines whether the agreement must be presented to shareholders for ratification.

We believe that Verizon's reluctance to honor the will of its shareholders makes this step necessary and that the CEO's post-merger severance packages show why we need such a policy in the future. The Chairman and CEO agreements entitled them to nearly the same compensation whether they decided to stay or leave.

For example, if Seidenberg is terminated or "constructively discharged" under a broad "change of control" definition (including when another entity acquires as little as 20% of the Company's voting stock), the 2002 proxy indicates that he would have received most of his pay package for a period of three years – a payout in excess of $50 million.

Seidenberg's severance package also contrasts sharply with the treatment of Company retirees, many with 30 or more years of loyal service, most of whom have not received a pension cost-of-living adjustment in over a decade, allowing inflation to steadily erode the purchasing power of their fixed pension income.

Without shareholder consent, we believe overly generous "golden parachutes" undermine shareholder confidence that executive pay is properly aligned with the long-term interests of shareholders. Indeed, the knowledge that shareholders will vote on these agreements may encourage restraint and strengthen the hand of the Board's compensation committee.

Please **VOTE FOR** this resolution.

Exhibit B

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December 18, 2003

Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

Re: Shareholder Proposal Submitted By
Thomas J. Sisti and Robert A. Rehm

Ladies and Gentlemen:

You have requested our opinion as to whether the shareholder proposal (the "Proposal") submitted to Verizon Communications Inc., a Delaware corporation (the "Company"), by Thomas J. Sisti and Robert A. Rehm (the "Proponents") would, if adopted and implemented, violate the provisions of the Delaware General Corporation Law (the "DGCL") and whether the Proposal is a proper subject for action by the Company's shareholders under Delaware law.

In connection with your request for our opinion, you have furnished us with copies of the Proponents' letter to the Company, dated November 13, 2003, and the Proposal and supporting statement which accompanied such letter. We also have reviewed the Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Bylaws, as amended, and such other documents as we deemed necessary. We have assumed the conformity to the original documents of all documents submitted to us as copies and the authenticity of the originals of such documents.

The Proponents have proposed a binding resolution to amend the Bylaws of the Company to add a provision requiring shareholder ratification of severance agreements with senior executives that provide benefits exceeding a certain threshold. The text of the Proposal is as follows:

> **RESOLVED**, pursuant to Article VII, Section 7.06 of the Bylaws of Verizon Communications Inc., the shareholders hereby amend the Bylaws to add the following Section 5.06 to Article V:
>
> > **Shareholder Approval of Certain Executive Severance Agreements** - The Board of Directors shall seek shareholder ratification of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Benefits' include the present value of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees or the accelerated vesting of stock options or of restricted stock. If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to agreements adopted after that date.

The Proposal was accompanied by a statement of the Proponents in support thereof.

Members of our firm are admitted to the bar of the State of Delaware, and we do not express any opinion as to the laws of any other jurisdiction except the laws of the State of Delaware to the extent referred to specifically herein.

<u>Analysis of Invalidity of Proposal Under Delaware Law</u>

In our opinion, the Proposal contradicts several sections of the DGCL by improperly limiting the authority of the board of directors to manage the business and affairs of the Company. Consequently, the Proposal, if adopted and implemented, would constitute a violation of law under the DGCL and is not a proper subject for action by the Company's shareholders at its 2004 annual meeting of shareholders (the "2004 Annual Meeting"). Specifically, the limitation on the board's authority imposed by the Proposal would violate Sections 141, 122, 152, 153, 157 and 109 of the DGCL for the reasons set forth below.

1. <u>The Proposal Would Violate Section 141 of the DGCL</u>

The Proposal would violate Section 141 of the DGCL. Section 141(a) of the DGCL provides, in part, that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." *See Grimes v. Donald*, C.A. No. 13358, 1995 WL 54441, at *8, Allen, C. (Del. Ch. Jan. 11, 1995) ("A fundamental precept of Delaware corporation law is that it is the board of directors, and neither shareholders nor managers, that has the ultimate responsibility for the management of the enterprise."), *aff'd*, 673 A.2d 1207 (Del. 1996); *Aronson v. Lewis*, 473 A.2d 805 (Del. 1984); *Zapata Corp. v. Maldonado*, 430 A.2d 779, 782 (Del. 1981) (describing Section 141(a) as "the fount of directorial powers").

The Delaware Supreme Court has held that a "basic principle of the General Corporation Law of the State of Delaware is that directors, rather than stockholders, manage the business and affairs of the corporation." *Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990). *See Maldonado v. Flynn*, 413 A.2d 1251, 1255 (Del. Ch. 1980) (discussing "the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation"), *rev'd on other grounds sub nom. Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1981); *see also Paramount Communications, Inc. v. Time Inc.*, 571 A.2d 1140, 1150, 1154 (Del. 1990) (discussing the broad mandate of board of directors to manage business and affairs of corporation and the fact that such mandate may not be delegated to shareholders).

There are two exceptions to the requirement that the board of directors has sole authority to manage the corporation. The first exception is when the certificate of incorporation limits the authority of the board, and flows as a necessary consequence from the fact that the certificate of incorporation is a primary source of corporate power. *See* 8 *Del. C.* § 121(a) ("every corporation . . . shall possess . . . all the powers and privileges granted by this chapter . . . or by its certificate of incorporation"). The Company's Certificate of Incorporation delegates no management rights to the shareholders which are implicated by the Proposal. The second exception is derived from the phrase "except as may be otherwise provided in this chapter." This exception refers to "the cluster of provisions in the close corporation subchapter" that permits shareholder agreements to limit the powers of the board. 1 RODMAN WARD, JR. ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 141.1.1 (1999). "Under Section 351 [of the DGCL] (relating to close corporations), provision may be made for management by shareholders." 1 R. FRANKLIN BALOTTI & JESSE A. FINKELSTEIN, THE DELAWARE LAW OF CORPORATIONS & BUSINESS ORGANIZATIONS § 4.1 (1999) (footnotes omitted). The Company is not a close corporation and such provisions, therefore, are inapplicable.

Delaware law forbids "any substantial limitation on a director's discretion in acting on behalf of the corporation . . . ." *USA Soccer Properties, Inc. v. Aegis Group PLC*, No. 91 Civ. 360 (RJW),1992 WL 196795, at *8 (S.D.N.Y. Aug. 4, 1992) (interpreting Delaware law). Agreements that have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters are invalid. *Chapin v. Benwood Found.*, 402 A.2d 1205, 1211 (Del. Ch.1979), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del.1980). *See Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act *or not act* in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable") (*quoting Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34, 51 (Del. 1994)) (emphasis added).

In particular, the Delaware Supreme Court has consistently upheld the principle that a board of directors has "broad discretion to set executive compensation." *White v. Panic*, 783 A.2d 543, 553 n.35 (Del. 1991). *Accord Brehm v. Eisner*, 746 A.2d 244, 262-63 & n.56 (Del. 2000) (amount and form of executive compensation are inherently matters of directors' judgment). *See also Grimes v. Donald*, 673 A.2d 1207, 1214-15 (Del. 1996) (determining that board's decision to enter into employment and severance agreements with chief executive constituted valid exercise of discretion, but noting in dicta that formal abdication of board's authority would be invalid), *overruled in part on other grounds*, *Brehm*, 746 A.2d at 253.

Delaware courts also have rejected shareholder attempts to assume management control in other contexts. For example, it is "well settled" in Delaware that, subject to limited exceptions, shareholders are not permitted "to invade the discretionary field committed to the judgment of the directors and sue in the corporation's behalf when the managing body refuses." *McKee v. Rogers*, 156 A. 191, 193 (Del. Ch. 1931); *see Zapata*, 430 A.2d at 782 (holding that directors had the power to "initiate, or refrain from entering, litigation"). The decision as to how to vote a corporation's stock also "must be made by the Board of Directors . . . ." *Hack v. BMG Equities Corp.*, C.A. No. 12098, 1991 WL 101848, at *1, Hartnett, V.C. (Del. Ch. June 10, 1991).

Because the Proposal would limit the ability of the Company's board of directors to manage the business and affairs of the Company by, among other things, restricting the board's ability to determine the appropriate form and level of executive compensation, and because it does not fall within either of the two exceptions noted above, the Proposal is an invalid restriction of the powers of the Company's board of directors under Section 141 of the DGCL.

2. The Proposal Would Violate Section 122 of the DGCL

The Proposal would also unlawfully encroach upon the board's powers concerning the issuance, sale or similar disposition of the Company's stock under Sections 122(5) and 122(15) of the DGCL, because it purports to restrict the board's ability to compensate senior executives, including by offering them stock or options as a component of executive compensation. Section 122(5) of the DGCL provides that "[e]very corporation created under this chapter shall have power to appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." Section 122(15) provides that every such corporation shall have power to "[p]ay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit, incentive and compensation plans, trusts and provisions for any or all of its directors, officers, and employees, and for any or all of the directors, officers, and employees of its subsidiaries." The authority to compensate corporate officers is normally vested in the board of directors. *Wilderman v. Wilderman*, 315 A.2d 610, 614 (Del. Ch. 1974). In addition, directors generally have the "sole authority" to determine compensation levels within their discretion. *Haber v. Bell*, 465 A.2d 353, 359 (Del. Ch. 1983). Executive hiring, retention, and compensation are issues of core managerial authority entrusted to the board of directors. Because the Proposal impinges upon the ability of the Company's board of directors to exercise its discretion in matters of executive compensation, it constitutes an invalid restriction on the board's authority under Section 122 of the DGCL.

3. The Proposal Would Violate Sections 152, 153, and 157 of the DGCL

The Proposal, if adopted and implemented, would also impinge on the board's powers concerning the issuance, sale or similar disposition of the Company's stock and/or options under Sections 152, 153, and 157 of the DGCL because it would restrict the board's ability to offer stock and/or options on such terms and conditions as the board may determine as a component of executive compensation. The "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." *Staar Surgical Co. v. Waggoner*, 588 A.2d 1130, 1136 (Del. 1991). The function of issuance of shares lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." *Cook v. Pumpelly*, C.A. Nos. 7917 & 7930, 1985 WL 11549, at *9, Berger, V.C. (Del. Ch. May 24, 1985) (citing *Field v. Carlisle Corp.*, 68 A.2d 817, 820 (Del. 1949)). *See Shamrock Holdings, Inc. v. Polaroid Corp.*, 559 A.2d 257 (Del. Ch. 1989) (directors are responsible for managing business and affairs of Delaware corporation and, in exercising that responsibility in connection with adoption of employee stock ownership plan, are charged with unyielding fiduciary duty to corporation and its shareholders).

Sections 152, 153, and 157 of the DGCL, relating to the issuance of corporate stock and options, whether considered in tandem or individually, and coupled with Section 141(a), underscore the board's *exclusive* powers and duties in this regard. Section 152 (along with Sections 141 and 153) requires that any issuance of stock by a corporation be duly authorized by its board of directors. Among other things, Section 152 states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. . . . [T]he judgment of the directors as to the value of such consideration shall be conclusive." Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." Section 157 provides in part that the terms of rights or options "shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors." The Certificate of Incorporation does not confer any powers on the shareholders with respect to the issuance of stock or options which are implicated by the Proposal.

Pursuant to Sections 151, 152 and 153 of the DGCL, "[a]s a matter of legal authority, it is clear that a board of directors may issue stock to whomever it chooses so long as the constitutionally required consideration is received." *Farahpour v. DCX, Inc.*, 635 A.2d 894, 899 (Del. 1994), *citing* 8 *Del. C.* §§ 151-53. In the context of a board's adoption of compensation or stock option plans designed to retain the services of valued employees, the Delaware Supreme Court has stated that "whether or not a corporation should embark upon such a method of compensating its employees *is to be decided by the board of directors* by the exercise of their business judgment." *Lieberman v. Becker*, 155 A.2d 596, 601 (Del. 1959) (emphasis added). Taken together, Sections 151, 152, 153, 157, 161, and 168 of the DGCL "confirm the board's exclusive authority to issue stock and regulate a corporation's capital structure." *Grimes v. Alteon Inc.*, 804 A.2d 256, 261 (Del. 2002). Thus, the Proposal, which effectively imposes limits on the board's ability to grant stock options or issue restricted stock which, in either case, provides for accelerated vesting upon certain events, is an invalid restriction on the powers of the Company's board of directors under Sections 152, 153, and 157 of the DGCL.

4. <u>The Proposal Would Violate Section 109(b) of the DGCL Based on its Inconsistency with the Company's Certificate of Incorporation</u>

The Proposal, as a purported amendment to the Company's Bylaws, must comply with Section 109 of the DGCL. Section 109(b) of the DGCL provides, in part, that "[t]he bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation . . . ." Article 5.A of the Certificate of Incorporation provides, in part, that the "Business and affairs of the Corporation shall be managed under the direction of the Board of Directors." Therefore, the Proposal, if adopted and implemented, would create a Bylaw which limits the board's ability to manage the business and affairs of the Company and, therefore, would be in conflict with the Certificate of Incorporation and be invalid. *See Oberly v. Kirby*, Del. Supr., 592 A.2d 445, 458 n.6 (1991) (stating that a corporation's bylaws may never contradict its certificate of incorporation). Accordingly, the Proposal is in violation of Section 109(b) of the DGCL and, because the Proposal would violate the DGCL if it were adopted and implemented, it is not a proper subject for action by the Company's shareholders at the 2004 Annual Meeting.

* * *

Based upon and subject to the foregoing, it is our opinion that the Bylaw amendment contemplated by the Proposal, if adopted and implemented, is in violation of Delaware law, that it is not a proper subject for action by the Company's shareholders at the 2004 Annual Meeting, and that a Delaware court, if presented with the question of the amendment's validity, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal and, except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

13 January 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder proposal from Thomas J. Sisti and Robert A. Rehm to Verizon Communications Inc.

BY HAND

Dear Counsel:

I have been asked to respond on behalf of Thomas J. Sisti and Robert A. Rehm (the "Proponents") to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 18 December 2003 ("Verizon Letter"), in which Verizon advises that it plans to omit the Proponents' resolution from the Company's 2004 proxy materials. For the reasons set forth below, the Proponents respectfully ask that the Division deny the no-action relief that Verizon seeks.

THE PROPONENTS' RESOLUTION

The resolution states as follows:

RESOLVED, pursuant to Article VII, Section 7.06 of the Bylaws of Verizon Communications Inc., the shareholders hereby amend the Bylaws to add the following Section 5.06 to Article V:

"**Shareholder Approval of Certain Executive Severance Agreements**—The Board of Directors shall seek shareholder ratification of severance agreements with senior executive officers that provide benefits with a total value exceeding 2.99 times the sum of the executive's base salary plus bonus. 'Benefits' include the present value of all post-termination payments (in cash or in kind) not earned or vested prior to termination, including any lump sum payments, fringe benefits, perquisites, consulting fees or the accelerated vesting of stock options or of restricted stock.

> If the Board finds that it is not practicable to obtain shareholder approval in advance, the Board may seek approval after the material terms have been agreed upon. This section shall take effect upon adoption and apply only to agreements adopted after that date."

Verizon opposes inclusion of this proposal in its proxy materials on three grounds:

– First, Verizon argues that the resolution is not a "proper subject" for shareholder action under Delaware law because it seeks to mandate action on matters that fall within the authority of the board of directors. Exclusion is thus sought under Rule 14a-8(i)(1).

– Second, and for largely the same reasons, Verizon argues that the proposal would cause the company to violate Delaware law. Exclusion is thus sought under Rule 14a-8(i)(2).

– Third, Verizon argues that certain words and phrases are so vague and indefinite as to make the proposal materially false and misleading. Exclusion is thus sought under Rule 14a-8(i)(3).

Under Rule 14a-8(g), Verizon bears the burden of demonstrating why the Proponents's proposal may be excluded. See *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.,* 821 F. Supp. 877, 883 (S.D.N.Y. 1993). As we now demonstrate, Verizon has not sustained its burden, and the request for no-action relief should therefore be denied.

FACTUAL BACKGROUND

From 1998 through 2003 Verizon shareholders voted on precatory proposals regarding "golden parachutes," and the 2003 text sought a shareholder vote if the company enters into severance agreements with senior executive officials that provide benefits with a total value exceeding 2.99 times the value of the executive's base salary and bonus. As indicated in the supporting statement each year, those resolutions reflect a concern about overly generous "golden parachute" agreements. For example, Verizon's 2002 proxy materials suggest that Chairman Ivan Seidenberg would be able to collect a payout exceeding $50 million if he were to be terminated or "constructively discharged" under a change in control situation, which may occur if a single shareholder acquires 20 percent of Verizon stock.

In 2003 Verizon shareholders approved this resolution with 59% of the yes-and-no votes cast. Verizon did not, however, adopt the resolution recommended by its shareholders. Instead, the Company announced in September 2003 that it would require shareholder approval for new agreements that "provide for *cash* severance payments in excess of 2.99 times the sum of the executive's salary plus annual short-term bonus" (emphasis added).

The limitation to "cash" severance payments is a huge qualifier that sharply limits the reach of this policy, and it allows Verizon to avoid a shareholder vote so long as the Company keeps the cash component of any golden parachute below the 2.99 threshold, regardless of how generous the severance agreement may be in terms of equity-based or non-cash compensation.

Because Verizon's policy creates a large loophole that the shareholders did not approve, the Proponents have re-submitted their resolution for a vote at the 2004 meeting, although this time it is cast in the form of a bylaw.

ANALYSIS AND DISCUSSION

Introduction and Summary.

We begin with a point that Verizon does its best to obscure and that is fatal to Verizon's argument. Despite the Company's citation of dozens of cases and no-action letters, Verizon fails to cite a single authority that squarely holds that a bylaw of the sort proposed here is prohibited by Delaware law. As the Division has said in this situation, it "cannot conclude that state law prohibits the bylaw when no judicial decision squarely supports that result." *Exxon Corp.* (28 February 1992). Similarly in *PLM International, Inc.* (28 April 1997), the Division refused to exclude a bylaw when the company could establish only that the legal presented an "unsettled" question of Delaware law). These are only some of the cases in which the Division has rejected arguments of the sort that Verizon raises here. See *Technical Communications, Inc.* (10 June 1998); *PG&E Corp.* (26 January 1998); *International Business Machines Corp.* (4 March 1992); *Sears Roebuck & Co.* (16 March 1992);

As we will discuss in more detail below, the Delaware statutes support the right of Verizon shareholders to propose and adopt a bylaw, and the cases cited by Verizon are inapposite, as they generally involve the issue of whether a corporate board may rely upon the protections of the business judgment rule to repel a shareholder derivative suit. The latitude that Delaware courts give boards in that situation has nothing to do with the question of whether shareholders have the right to adopt a bylaw of the sort proposed here. No Delaware case restricts the power of a company's shareholders to adopt a bylaw on severance agreements. If anything, the statutes and case law are quite respectful of shareholder rights in this area.

We will also answer Verizon's claim that certain parts of the resolution are materially false and misleading, an argument that is belated at best and contrived at worst. Without getting into a textual discussion at this point, we note that Verizon shareholders have voted on versions of this resolution annually since 1998 and adopted a precatory proposal last year that was similar in all material respects to this resolution. At no point did Verizon ever suggest that the challenged language was unclear, much less "materially" false or misleading. Indeed, Verizon's effort to evade the intent of the 2003 resolution by allowing a shareholder vote only if the *cash* value of a golden parachute could exceed the 2.99 threshold suggests that Verizon plainly understands the scope of the resolution; doubtless too, so do its shareholders.

The "Proper Subject" Exclusion

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization," in this case, Delaware. Verizon argues that the proposal violates several provisions of the Delaware General Corporation Law ("DGCL"), codified as Title 8 of the Delaware Code. The Company's argument is two-fold:

(1) The bylaw would mandate action on matters that allegedly fall within the exclusive authority granted to Verizon's board of directors under certain provisions of the DGCL, notably section 141(a), which generally entrusts the management of the business and affairs of a Delaware corporation to its board of directors; and

(2) The bylaw is allegedly inconsistent with Verizon's restated certificate of incorporation, in violation of section 109(b) of the DGCL.

We will take these points and the enumerated statutes in the order that Verizon presents them and explain why they do not prohibit the proposed bylaw. Before doing so, however, we discuss a provision in the DGCL that Verizon utterly ignores, namely, the clearly stated statutory right of shareholders to propose bylaws.

A. Pertinent statutes.

1. Section 109(a). Section 109(a) of the DGCL delineates the respective rights of shareholders and directors to adopt bylaws. The section states in pertinent part (and with references to nonstock corporations omitted):

> After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote, . . . provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors . . .. The fact that such power has been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws.

The right of shareholders to adopt bylaws is thus a fundamental right under DGCL section 109(a). It is a right that may be shared with the directors,[1] but the right of shareholders to adopt bylaws broadly covers the right to adopt provisions "relating to the business of the corporation, the conduct of its affairs," and "the rights and powers of its stockholders."

Section 109(b) of the DGCL makes it clear that bylaws may address a wide range of topics: "The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights and powers of its stockholders, directors, officers or employees." Section 109(b) also contains the only explicit limitation on the subject of bylaws, namely that they be "not inconsistent" with either "law" or the "certificate of incorporation."

Shareholder-initiated bylaws involving Delaware corporations have been upheld in various situations. A useful illustration is *Frantz Manufacturing Co. v. EAC Industries*, 501 A.2d 401 (Del. 1985), where EAC acquired a majority of Frantz shares and then, as a shareholder, proposed and adopted a bylaw (via the consent process) that required both the attendance of all directors in order for a quorum to be present and also approval of board business by a unanimous vote. This bylaw, which was designed to prevent disenfranchisement of the new majority by the incumbent board, was upheld by the Delaware Supreme Court as a proper subject for shareholder action.

In *SEC v. Transamerica Corp.*, 165 F.2d 511 (3d Cir. 1947), *cert. denied*, 332 U.S. 807 (1948), the Commission sued a Delaware corporation for refusing to print in its proxy statement several shareholder-sponsored bylaws. The first proposed bylaw sought a shareholder vote annually on the selection of auditors, while the second one sought to amend an existing bylaw that effectively prohibited shareholders from voting on bylaw amendments not recommended by the board of directors. The Third Circuit held that the Commission was entitled to injunctive relief to compel the inclusion of these bylaw proposals, not withstanding the company's argument that the "proper purpose" exclusion could be invoked. In an opinion by Judge Biggs (himself a Delaware judge), the Court rejected out of hand the argument that Delaware law precluded shareholder action on these issues. Citing the predecessor of DGCL § 109 the *Transamerica* court stated flatly: "That the law of Delaware will permit stockholders of a Delaware corporation to act validly on a stockholder's proposal to amend by-laws is clear beyond any doubt." *Id.* at 517.

---

[1] Verizon directors have been granted such a concurrent right in Art. 6 of Verizon's restated certificate of incorporation, Exhibit 3a to Form 10-K for the year ending 31 December 2000 ("Verizon Charter").

Notwithstanding the admirable clarity with which section 109 empowers shareholders to propose bylaws on a range of topics, Verizon opposes that right here. We deal with the cited statutes seriatim.

2. Section 141(a). Verizon's argument focuses on a number of statutes, beginning with section 141(a) of the DGCL, which states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

Verizon's focus is on the first clause in the first sentence, namely, the power of the board to "manage" the "business and affairs" of the corporation. Verizon notes that this language has been added to Verizon's charter, Art. 5.A of which reads in its entirety: "The business and affairs of the Corporation shall be managed under the direction of the Board of Directors." Verizon argues that these provisions give the board total dominion over the "business and affairs" of the company and thus trump the right of shareholders to propose bylaws under DGCL § 109. In support of this proposition, Verizon cites various Delaware cases that describe the concept of board dominion using phrases such as "basic principle" or "well settled and salutary." Verizon Letter, Ex. B at 3. There are several reasons why Verizon's reliance on DGCL § 141(a) and the cited case law is inapposite.

First, and as noted above, the cited cases do not involve shareholder-proposed bylaws, but derivative actions in which shareholders challenge specific board decisions.[2] The cited cases speaking of the board's power do so in the context of the business judgment rule, which assuredly gives the board considerable latitude to "manage" the "business and affairs" of the corporation. None of those cases, however, consider the interaction of DGCL §§ 141(a) and 109, and none of them involved the validity of shareholder-proposed bylaw.

Second, Verizon's attempt to exalt section 141(a) over section 109 overreaches because it effectively reads the latter statute out of existence. Under Verizon's argument, virtually any attempt by shareholders to exercise their power to adopt

---

[2] *Grimes v. Donald*, C.A. No. 13358 (Del. Ch. 11 January 1995), *aff'd*, 673 A.2d 1207 (Del. 1996); *Aronson v. Lewis*, 473 A.2d 805 (Del. 1984); *Maldonado v. Flynn*, 413 A.2d 1251 (Del. Ch. 1980), *decided on appeal sub nom. Zapata Corp. v. Maldonado*, 430 A.3d 779 (Del. 1981); *Spiegel v. Buntrock*, 571 A.2d 767 (Del. 1990).

bylaws would implicate the board's ability to "manage" the "business and affairs" of the company. Suppose that a shareholder proffered a bylaw requiring Verizon to rotate its annual meeting among sites where Verizon has a large facility or other operation. Under Verizon's argument, this proposal would interfere with the board's ability to manage Verizon's affairs because it would remove the board's discretion to decide where to meet.

Therein lies the logical flaw of Verizon's argument. Verizon offers no limiting principle to suggest when and how shareholders may exercise a fundamental right that is given to them by statute and which the board may exercise on a concurrent basis. Verizon's argument here echoes the argument rejected in *Transamerica* more than 50 years ago, when the Third Circuit disagreed with the notion that the board of directors was entitled to "prevent any proposal to amend the by-laws, which it may deem unsuitable, from reaching a vote at an annual meeting of stockholders." 165 F.2d at 516.

Third, Verizon's argument reads out of existence a key limitation in the text of DGCL § 141(a). Under that provision the board has the power to manage the affairs of the corporation "*except as may be otherwise provided in this chapter* or in its certificate of incorporation" (emphasis added). Thus, the board's discretion to manage corporate affairs is subject to the other limitations of the DGCL, including section 109, which is contained in the same "chapter" of Title 8 of the Delaware Code as is section 141. Given this reservation of shareholder rights in the "except as" clause, Verizon cannot plausibly argue that section 141(a) mows down everything in its path.

Faced with this awkward obstacle to its argument, Verizon contends that the "except as" clause refers only to "the cluster of provisions in the close corporation subchapter" of Title 8 that permit shareholder agreements to limit the power of the board. Verizon Letter, Ex. B. at 3, citing 1 WARD ET AL., FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 1.41.1.1 (1999). This argument does not withstand textual scrutiny.

Title 8 of the Delaware Code is divided into three chapters. Chapter 1 is the DGCL, which in turn is divided into 17 subchapters:[3]

– Section 109 is contained in "Subchapter 1. Formation."

– Section 141(a) is contained in "Subchapter IV. Directors and Officers."

– Close corporations are addressed in "Subchapter XIV. Close Corporations; Special Provisions."

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[3] The three chapters of Title 8 as follows:

Chapter 1. General Corporation Law

Chapter 5. Corporation Franchise Law

Chapter 6. Professional Service Corporations

The only way that the "except as" language in section 141(a) could support Verizon's argument is if it were written to empower the board to manage the company's affairs "except as may be otherwise provided *in subchapter XIV* of this chapter." The legislature did not choose this language, however, and made it clear that section 141's broad delegation of managerial power to the board must co-exist with the other provisions of Chapter 1, containing the General Corporation Law.[4]

For these reasons, the general grant of power to the board in section 141(a) cannot trump the equally firm right of shareholders to propose bylaws.

3. Section 122. Verizon's next argument is that the proposal would unlawfully encroach on the board's power concerning the issuance, sale or similar disposition of Verizon's stock. This is said to violate DGCL §§ 122(5) and (15), which are said to give the board exclusive authority to decide compensation matters for senior executives. Verizon Letter, Ex. B at 5. Here again, a textual analysis of the cited provisions demonstrates that no such bar exists.

Section 122(5) and (15) state that:

> Every corporation created under this chapter shall have power to:
>
> . . .
>
> (5) Appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation;
>
> . . .
>
> (15) Pay pensions and establish and carry out pension, profit sharing, stock option, stock purchase, stock bonus, retirement, benefit incentive and compensation plans, trusts and provisions for any or all of its directors, officers and employees, and for any or all of the directors, officers and employees of its subsidiaries; . . .

Note the language of the statute. The legislature did not say "*The board of directors of* every corporation created under this chapter [the DGCL] shall have the power to . . ." Instead, it empowered every "corporation" created under the DGCL to pay executive officers both compensation (§ 122(5)) and pensions (§ 122(15)).

Moreover, section 122 does not attempt to allocate roles and responsibilities

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[4] We note that the Delaware legislature is capable of articulating whether individual provisions of Title 8 apply to throughout the "title," to a "chapter" or to a "subchapter." There are eight references to a "subchapter" in the DGCL alone, several of them involving close corporations (§§ 344, 345, 346, 348, 356, 377, 378, 384, 385).

between directors or shareholders. It is simply an enumeration (as the section heading states) of the "specific powers" a corporation may exercise. For example, section 122(6) embraces the power to "[a]dopt, amend and repeal bylaws," a power that the DGCL lodges in the shareholders, but allows to be executed concurrently by the directors. Here again, the cases in Verizon's letter involve derivative litigation where a court is being asked to review whether specific compensation decisions strayed beyond the protections of the business judgment rule.[5] Verizon Letter, Ex. B at 5. None of the cases deal with the validity of a shareholder-proposed bylaw.

4. Sections 152, 153 and 157. Verizon's next citation is to three DGCL provisions relating to the pricing of stock and stock options, which are said to prove the invalidity of the proposed bylaw because it "would restrict the board's ability to offer stock and/or options on such terms and conditions as the board may determine as a component of executive compensation." Verizon Letter, Ex. B at 5. The argument is studded with the usual snippets of language from rulings in derivative suits about the board's broad powers under the business judgment rule, but once again, no case law or other authority invalidating a shareholder-proposed bylaw of the sort offered here.[6]

The key problem with Verizon's argument is that it reads the cited statutes too broadly. The cited statutes unquestionably empower the board to issue shares and options and to price those shares and options at appropriate levels. As we demonstrate below, however, nothing in the statutory text or the case law forbids a limitation of the sort proposed here.

A useful starting point is the statutory text, which Verizon avoids citing, yet the text undermines the Company's argument.

152. Issuance of stock; lawful consideration; fully paid stock.

> The consideration, as determined pursuant to subsections (a) and (b) of § 153 of this title, for subscriptions to, or the purchase of, the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive. The capital stock

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[5] *Wilderman v. Wilderman*, 315 A.2d 610, 614 (Del. Ch. 1974); *Haber v. Bell*, 465 A.2d 353, 359 (Del. Ch. 1983).

[6] *Staar Surgical Co. v. Waggoner*, 588 A.2d 1130, 1136 (Del. 1991); *Cook v. Pumpelly*, C.A. Nos. 7917 & 7930 (Del. Ch. 24 May 1985); *Field v. Carlisle Corp.*, 68 A.2d 817 (Del. 1949); *Shamrock Holdings, Inc. v. Polaroid Corp.*, 539 A.2d 257 (Del. Ch. 1989); *Farahpour v. DCX, Inc.*, 635 A.2d 894 (Del. 1994); *Lieberman v. Becker*, 155 A.2d 596 (Del. 1959); *Grimes v. Alteon Inc.*, 804 A.2d 256 (Del. 2002).

so issued shall be deemed to be fully paid and nonassessable stock, if: (1) The entire amount of such consideration has been received by the corporation in the form of cash, services rendered, personal property, real property, leases of real property or a combination thereof; or (2) not less than the amount of the consideration determined to be capital pursuant to § 154 of this title has been received by the corporation in such form and the corporation has received a binding obligation of the subscriber or purchaser to pay the balance of the subscription or purchase price; provided, however, nothing contained herein shall prevent the board of directors from issuing partly paid shares under § 156 of this title.

153. Consideration for stock.

(a) Shares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.

(b) Shares of stock without par value may be issued for such consideration as is determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.

(c) Treasury shares may be disposed of by the corporation for such consideration as may be determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides.

(d) If the certificate of incorporation reserves to the stockholders the right to determine the consideration for the issue of any shares, the stockholders shall, unless the certificate requires a greater vote, do so by a vote of a majority of the outstanding stock entitled to vote thereon.

157. Rights and options respecting stock.

Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.

The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

In case the shares of stock of the corporation to be issued upon the exercise of such rights or options shall be shares having a par value, the price or prices to be received therefor shall not be less than the par value thereof. In case the shares of stock so to be issued shall be shares of stock without par value, the consideration therefor shall be determined in the manner provided in § 153 of this title.

These statutes deal with issues that are light years away from the issue presented here. Sections 152 and 153 seek to assure that the company receives adequate consideration for any stock that the company may issue, with section 153 giving the board the discretion to price stock with no par value. Section 157 empowers "the corporation" to "create and issue" stock options with the terms, price and duration to be set by the board.

One of the commentators cited by Verizon points out that sections 152 and 153 focus narrowly on the "quality of consideration" to be given in payment of shares issued by the corporation. 1 BALLOTTI & FINKELSTEIN, THE DELAWARE LAW OF CORPORATIONS AND BUSINESS ORGANIZATIONS §§ 152.1 at IV-44, and 153.1 at V-58 (2003). Historically, these statutes sought to implement a provision in the Delaware Constitution (Art. 9, § 3) that required consideration to be "actually acquired" by the corporation. *Id.*, § 152.1 at V-44. The statute was thus designed to prevent the issuance of stock without consideration or upon insufficient consideration. See *Sohland v. Baker*, 141 A. 277, 286 (Del. 1927). Not surprisingly, such provisions spawned litigation over the adequacy of consideration in specific instances. Nonetheless, statutes addressing the "quality" of consideration received for shares have nothing to do with the right of shareholders to adopt a bylaw that do not address consideration.

Similarly, section 157 does not contain a limitation on the shareholders' bylaw powers. The statute empowers "the corporation" to "create and issue" rights or options to purchases, with the existence of such rights or options to be evidenced in an instrument approved by the board. "The terms" of any rights or options, including the "time" within which they may be exercised and the "price" shall be stated in the charter or a board resolution "providing for the creation and issue of such rights or options," and, as with shares covered by sections 152 and 153, the board's judgment regarding adequacy of "consideration" is given deference.

Nothing in the proposed bylaw is at odds with this statute. To the extent that section 157 requires that the existence and "terms" of stock options appear in an "instrument" or "resolution" of the board, the statutory text does not preclude a bylaw addressing the subject. To the extent that section 157 gives the board leeway to determine the adequacy of "consideration" for stock options, section 157 does little more than follow the approach of section 153. In fact, most of the (derivative) litigation involving section 157 has focused on the adequacy of consideration in specific instances. 1 BALLOTTI & FINKELSTEIN, *supra*, § 157.3, at V-78.

Differently put, the proposed bylaw does not prohibit a board from creating a new class of stock options, from determining the deadline for exercising such options, or from determining the price that a recipient of such options would have to pay. The bylaw instead provides that if the *total* value of an *individual* severance agreement for senior executives should exceed a certain threshold, that package is subject to a shareholder vote.

5. Section 109(b). Verizon's final argument is that the proposed bylaw would be inconsistent with Verizon's charter, Article 5.A of which provides that the "[b]usiness and affairs of the Corporation shall be managed under the direction of the Board of Directors." Verizon's charter thus embraces the "business and affairs" language in DGCL § 141(a), but omits the statutory limitation that the board must act consistently with the other requirements of "this chapter," *i.e.*, the DGCL. See pp. 7-8, *supra*. In effect, Verizon is arguing that its charter, in the course of incorporating a boilerplate obligation under the DGCL, quietly stripped shareholders of their statutory right to vote for bylaws on this or any other subject. No Delaware case has endorsed such a sweeping denial of the shareholder franchise or the right to adopt bylaws. Indeed, Delaware law argues strongly against such an inequitable result.

Section 102 of the DGCL addresses the contents of a company's charter. While section 102(b)(1) allows a charter to include "[a]ny provision for the management of the business and for the conduct of the affairs of the corporation," but only "if such provisions are not contrary to the laws of this State." Since the shareholders' right to amend the bylaws is embedded in DGCL § 109(a), and since that provision is plainly a part of "the laws of this State," Verizon's Article 5.A cannot trump the statute.

Also, to the extent that this provision would seek to deprive shareholders of their right to propose and vote on a bylaw change, the provision is contrary to equitable principles applied by Delaware courts. As the Delaware Supreme Court summarized the law:

> There exists in Delaware "a general policy against disenfranchisement," *Blasius Indus. v. Atlas Corp.*, Del. Ch. 564 A.2d 651, 669 (1988). This policy is based upon the belief that "[t]he shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests." *Id.* at 659; *see Concord Financial v. Tri-State Motor Transit Co.*,

Del. Ch., 567 A.2d 1, 5 (1989).

Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 927 (1990).

Moreover, and as acknowledged by one of the commentators upon which Verizon relies, Delaware courts will try to interpret charter provisions and bylaws that are said to conflict with each other *in pari materia* if possible. "A by-law that places 'reasonable' restrictions on a statutory or common law right, or on a right granted by the certificate of incorporation [here, the allegedly unfettered power of the board to manage the company] may be upheld. By-laws that reasonably regulate broader rights may be valid, especially if courts follow the general rule of construction and attempt to harmonize the by-law regulation and the broader right." 1 BALLOTTI & FINKELSTEIN, *supra*, § 1.10 at I-14 (2003 Supp.). *See Burr v. Burr Corp.*, 291 A.2d 409, 410 (Del. Ch. 1972) (bylaw allowing shareholders to increase the number of directors and to elect them at a time other than the annual meeting does not conflict with a charter or statutory requirement that directors must be chosen at the annual meeting). Here, a charter provision that purports to strip shareholders of their right to adopt bylaw amendments cannot have such a broad reach in light of section 109(a) of the DGCL, particularly since such a result is not permitted under DGCL § 141(a), which contains the authorizing language reproduced in Verizon's charter.

In sum, the DGCL establishes that the Proponents have a right to offer the proposed bylaw, and there is no limitation on that right in the statutes or case law of Delaware. This shareholder bylaw is thus a "proper subject" for action by Verizon shareholders, and as we now discuss, nothing in the no-action letters cited by Verizon points towards a different result.

B. No-action letters.

Despite the volume of no-action citations, the letters in question do not support Verizon's reliance on the "proper subject" exclusion. Most of the letters involve resolutions (as opposed to bylaws) that seek to be mandatory rather than precatory.[7] This is the classic situation for invoking the "proper subject" exclusion, as the Commission observed in the Note to Rule 14a-8(i)(1). Even when such proposals are filed, the Division generally allows the proponent to cure the situation by revising the language to make them precatory. In this case, we have a bylaw proposal, which is explicitly authorized under DGCL § 109 and thus is not subject to the strictures of DGCL § 141 that were cited in earlier letters.

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[7] *Mirant Corp.* (28 January 2003); *Phillips Petroleum Co.* (13 March 2002); *AMERCO* (21 July 2000); *Wal-Mart Stores, Inc.* (6 March 1997); *Chrysler Corp.* (22 February 1996); *Wm. Wrigley Jr. Co.* (31 October 1995). One cited letter omitted a proposed charter amendment, which is concededly beyond the power of shareholders to adopt. *UAL Corp.* (7 February 2001).

Three letters involve a bylaw or proposal requiring a shareholder vote on the "poison pill" anti-takeover device, and in those instances no-action relief was granted. *Novell, Inc.* (14 February 2000); *Mattel, Inc.* (25 March 2002); *General Dynamics Corp.* (5 March 2001). Without conceding the substantive accuracy of the results in those letters, they are distinguishable in several important respects.

First, the subject matter was different and arguably unique under Delaware law. Poison pills involve board decisions about the creation of new "rights" and the redemption of those rights in takeover situations. This special character of poison pills prompted the Delaware Supreme Court to speak of their "fundamental importance" during takeover situations in a case that struck down a "dead-hand" poison pill that sought to prohibit incumbent directors from redeeming rights to facilitate a transaction with a shareholder who had supported the election of a new board during the prior six months. *Quickturn Design Systems v. Shapiro*, 721 A.2d 1281 (Del. 1998). There is no Delaware case that describes golden parachutes for departing executives in those terms – or anything remotely similar, for that matter.

Second, each of the three letters involved a resolution that a Delaware company opposed with an opinion of counsel that was not answered by counsel for the proponent. Thus, the cited letters stand for little more than a proposition that the company in those cases had carried its burden under Rule 14a-8(g), it appearing that the Division did not conduct its own independent analysis of Delaware law. Here, by contrast, the proponent is submitting a legal opinion demonstrating that the proposed bylaw is amply warranted under Delaware law. This case is thus in line with letters where the Division has denied no-action relief where the company has failed to demonstrate the existence of clear Delaware precedent in its favor. See letters collected at p. 3, *supra*.

Accordingly, Verizon has failed to sustain its burden that a bylaw proposal is not a "proper subject" for shareholder action under Rule 14a-8(i)(1), and we urge the Division to advise that it cannot concur with Verizon's view on that point.

The "Violates State Law" Exclusion

Verizon makes a closely related argument that the Proponents's bylaw may be excluded under Rule 14a-8(i)(2), which permits the omission of a proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." This exclusion does not apply for several reasons.

First, as we demonstrated in the prior discussion, Delaware law affirmatively authorizes shareholders to consider and adopt the proposed bylaw at issue here. We see no reason to repeat that discussion.

Second, the cited no-action letters do not support Verizon's position. We have addressed two of them already (*Mattel* and *General Dynamics*), and the other two are poles apart from this one. resented here. In *BMC Software, Inc.* (9 July 2003), the resolution requested adoption of a policy to replace directors who make materially false statements in agency filings, but the policy would have mandated removal without the vote or consent of the shareholders and without any of the "due process" protections for directors provided under Delaware law. Omission was allowed. *The Gillette Co.* (10 March 2003) sought the establishment of a process by which non-binding shareholder proposals that were approved by the shareholders would have to become official company policy. Since precatory proposals are by their very nature non-binding, one can understand how the proposal was omitted.

Under the circumstances, Verizon has not demonstrated that the resolution may be excluded under Rule 14a-8(i)(2), and we ask the Division to advise the Company accordingly.

<u>The "Materially False and Misleading" Exclusion</u>

Verizon's final objection is that the proposal may be excluded under Rule 14a-8(i)(3) because it would violate the Commission's proxy rules, specifically Rule 14a-9, which prohibits "materially false or misleading" statements in proxy materials. The concern is that certain statements are too vague and indefinite.

To warrant omission on the basis that certain language is so vague as to be "materially misleading," it must be shown that shareholders would not be able to determine with any reasonable certainty what actions or measures would be taken if the proposal were adopted, and further, that management and the board would not have a clear idea of what to do in order to effectuate the proposal. *E.g., Philadelphia Electric Co.* (30 July 1992).

Verizon cannot meet that standard here for several reasons. *First*, and as we noted at pp. 2-3, Verizon's objection is somewhat belated, given that it has allowed its shareholders to vote on non-binding versions of this proposal for several years without seeking no-action relief, and last year's resolution (which passed with 59 percent of the vote) is in all material respects similar to this year's proposal.[8] Verizon offers

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[8] The text of the 2003 precatory proposal is as follows:

"RESOLVED: The shareholders of Verizon urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives, including so-called "golden parachute" and "golden good-bye" severance agreements, that provide benefits exceeding 2.99 times the sum of the executive''s base salary plus bonus. We define "golden parachutes" as severance provisions in employment agreements triggered when executives are terminated, or resign, after a change in corporate control; and "golden good-byes" are defined as severance payments made to executives who terminate voluntarily, no explanation as to why it allowed its proxy materials to contain statements that it now believes are a violation of the federal securities laws.

Second, given that the proposal passed in 2003 and that the Company announced a policy purportedly implementing this vote, it seems doubtful that Verizon's board and management would be scratching their heads about how to implement such a garden-variety "golden parachutes" resolution. If anything, it appears that Verizon understands all too well what the proposal would require of them.

Third, the Division has rejected similar complaints in the past about alleged ambiguities in other proposals, as we explain in discussing Verizon's textual challenges one by one.

– Verizon's first complaint is that the proposal "requires, at the time a 'severance agreement' is executed, a determination as to the "present value of all post-termination payments (in cash or in kind) not earned or vested prior to the termination . . .." Verizon Letter at 9. Verizon argues that calculations of the present value of options and other forms of compensation may not be possible without making certain assumptions that Verizon terms "arbitrary." Further, the proposal is said to "provide[ ] no guidance as to how these determinations are to be made." *Id.*

Initially, we note that this objection misstates the proposal slightly. The proposal requires shareholder ratification if the "total value" of the "benefits" exceeds "2.99 times the sum of an executive's base pay plus bonus," and the proposal is clear that this calculation cannot exclude the "present value" of "post-termination payments (in cash or in kind)." The proposal thus does not require, as Verizon seems to argue, that the company must calculate the present value of the package with micrometer precision. Nor does it even require the disclosure of the package's value. All it requires is shareholder approval if the company can reasonably conclude that the valuation exceeds the 2.99-times-base-plus-bonus threshold.

Verizon's objection is also largely hypothetical, since it would not even require a calculator if the value of severance packages of senior executives were to exceed the 2.99 base-plus-bonus threshold at the time they were executed. Verizon Chairman and CEO Seidenberg provides a case in point. Under the severance provisions described in the 2002 proxy (at p. 26, referenced in the Proponents' supporting statement), if Mr. Seidenberg is terminated or "constructively discharged" under a broad change-of-control definition (including a situation where another entity

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including early retirement, or who are terminated without good cause. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits and consulting fees to be paid to the executive.

acquires as little as 20 percent of Verizon common stock), he would for a three-yea period receive his base salary (with a five percent annual increase) *plus* his target bonus *plus* vested rights in the remainder of his long-term performance incentive aware *plus* an annual grant of stock options equal to eight times his annual base salary (with a five percent annual increase) plus employment agreement *plus* the excess of any compensation earned by the CEO during the period over amounts paid to Mr. Seidenberg under the agreement. It is not difficult to see that the value of such a package could exceed the threshold.

In any event, assume that the cash component of a severance agreement was less than 2.99 times base pay plus bonus, thus requiring consideration of non-cash elements. There are unquestionably methods available by which the Company or its compensation consultants can make reasonable assumptions to determine if shareholder ratification is warranted. It is true that when the value of a severance package is not obviously greater or less than the 2.99 base-plus-bonus threshold, Verizon would have to attempt a calculation of the present value of non-cash items and that there may be different ways of valuing them, *e.g.*, Black-Scholes methodology. This fact does not make the proposal materially misleading. The Division rejected a similar argument last year when a company opposed a proposal seeking that executive stock options contain "indexing features" to provide some measure of down-side risk beyond that existing with standard options. The company argued that "indexing features" was too vague, noting that different indices can produce different results. It noted, for example, that if the exercise price were based on the S&P service index covering its industry, the exercise price would *decrease* by 44 percent, but if the index used were the Salomon Broad Investment Grade Index, the exercise price would *increase* by 38 percent. *SBC Communications, Inc.* (7 February 2003). Notwithstanding these vagaries, the Division denied no-action relief on vagueness grounds, and the Division should do so here. The fact that there may be different ways to calculate the present value of non-cash compensation does not mean that it would be impossible to implement the resolution. See also *Abbott Laboratories* (18 February 2003) (rejecting vagueness claim as to the word "benefits" in proposal seeking no "bonuses, pay raises, stock options, restricted stock or any other additional benefits, other than salary" in certain situations).

– Verizon argues (at 9) that it is "unclear how to determine the present value of post-termination payments in an unspecified amount to be paid at an unspecified future time." The objection is obscure at best. Verizon cites no reason to expect that in the future its board would begin entering into employment contracts that incorporate an "unspecified amount" of severance compensation to be paid "at an unspecified future time." That has not been Verizon's practice to date. As noted above with respect to CEO Seidenberg's severance provisions, Verizon's current agreements with senior executives are reasonably definite about the formula by which severance compensation is to be calculated. If the board wants to enter into a severance agreement providing certain post-termination payments, the board presumably believes that those benefits and the required payout levels are reasonable – and within the boundaries set by the business judgment rule – even if one cannot calculate to the penny the value of those benefits over five, ten or even 20 years.

The fact that the Company may have to make reasonable assumptions does not mean that Verizon is powerless to figure out how to proceed. For example, if a company decides to pay a departing executive's health insurance premiums for the rest of his life, one may not know exactly how long he or she is going to live; one can, nevertheless, make actuarial assumptions about the anticipated cost of such coverage for a man aged X years who is actuarially likely to live Y additional years. One can factor in inflation or other variables and, in the process, obtain a reasonable idea of the present value of this benefit. This is also what Verizon is required to do in other contexts, such as under Financial Accounting Standards Board rules that require the company to use reasonable assumptions (about interest rates, investment returns, average wage increases and retiree life spans) to project the net present value of its future employee pension and retiree health benefit liabilities and to report those figures to shareholders. Estimating whether a compensation package exceeds 2.99 time a fixed number is straight-forward by comparison.

– Verizon next alleges that it is unclear whether the proposal covers only "traditional" agreements or other agreements, such as employment contracts. This is an odd complaint, as Verizon incorporates its severance compensation packages into each executive's overall employment agreement. We believe that the proposal, in context, and considering the supporting statement, makes it clear that the resolution covers any agreement providing severance benefits. Should the Division deem it necessary (and we do believe that it is not), we are willing to delete the word "severance" in the second line before "agreement," but we submit that the Company knows how to implement the proposal and that any perceived ambiguity about the scope of covered agreements does not rise to the level of being materially misleading.

– Finally, Verizon asks (at 10) whether the proposal contemplates that the valuation of "in kind" benefits" should be determined on the basis of cost to Verizon or value to the executive. This objection is not well taken. In specifying that the Company should use the "total value" measured in terms of "present value," it would be strange to construe this language as meaning something other than objective market value. Nevertheless, Verizon does not give any concrete examples of how this might make a difference in terms of whether the proposal would or would not be triggered. Nor does Verizon state how the board of directors presently decides that specific benefits should be granted to departing executives and whether the board would act differently if the value were calculated according to one methodology rather than another. This objection is a makeweight and is insufficient to sustain Verizon's objection on (i)(3) grounds. That said, and without conceding the point, the Proponents would be willing to insert the word "market" between the words "total" and "value" on line 3 should the Division deem such a change to be necessary.

Conclusion

Because Verizon has failed to meet its burden of demonstrating that Proponents' resolution may be omitted under Rule 14a-8, the Proponents respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if additional information is required.

Very truly yours,

Cornish F. Hitchcock

cc: Daniel E. Stoller, Esq.
Mr. Thomas J. Sisti
Mr. Robert A. Rehm

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January 20, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Verizon Communications Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 18, 2003 (the "December 18 Letter") pursuant to which Verizon Communications Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by Thomas J. Sisti and Robert A. Rehm (the "Proponents") may properly be omitted pursuant to Rules 14a-8(i)(1), 14a-8(i)(2) and 14a-8(i)(3) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2004 annual meeting of shareholders (the "2004 Annual Meeting"). The December 18 Letter was accompanied by an opinion of counsel under Delaware law, also dated December 18, 2003, rendered to the Company by this firm's Delaware office (the "Delaware Law Opinion"). In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponents and their counsel.

This letter is in response to the letter to the Staff by Proponents' counsel dated January 13, 2004 (the "January 13 Letter"), and supplements the December 18 Letter.

I. Introduction and Opinion of Counsel

In the Delaware Law Opinion, this firm's Delaware office presented a clear and specific discussion of the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and rendered the following opinion: "it is our opinion that the Bylaw amendment contemplated by the Proposal, if adopted and implemented, is in violation of Delaware law, that it is not a proper subject for action by the Company's shareholders at the 2004 Annual Meeting, and that a Delaware court, if presented with the question of the amendment's validity, would so conclude."

We advise the Staff that this firm's Delaware office has (i) reviewed the January 13 Letter, (ii) disagrees with the interpretation of Delaware law and the conclusions reached in the January 13 Letter, and (iii) reaffirms its clear and specific legal opinion quoted above which is contained in the Delaware Law Opinion.

In contrast, in the January 13 Letter, Proponent's counsel fashions a novel, unprecedented and entirely incorrect interpretation of Delaware law, and offers no opinion of Delaware counsel in support of his position. While there is a brief reference of page 14 of the January 13 Letter that "the proponent is submitting a legal opinion demonstrating that the proposed bylaw is amply warranted under Delaware law," there is, in fact, no such opinion of Delaware counsel that is submitted. If Proponents' counsel is referring to the positions taken in his own January 13 Letter as the "legal opinion," we note that there is no representation or other indication in the January 13 Letter that Proponents' counsel, whose office is located in Washington D.C., is a Delaware attorney qualified to render an expert legal opinion under Delaware law.

In this connection, we cite Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), where, in Section G.5., under the heading "Substantive Issues," the Staff states: "Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue (emphasis added). Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position." The Company has furnished an opinion of Delaware counsel on the matters at issue here. The Proponents have not.

Proponents' counsel's lengthy discussion of Delaware law, which appears on pages 3 through 15 of the January 13 Letter, is based on two fundamentally incorrect interpretations of Delaware law:

- First, Proponents' counsel erroneously and repeatedly asserts that shareholders of a Delaware corporation have an absolute and unlimited right to do anything and everything by way of a amendment to a Delaware corporation's bylaws, thereby effectively nullifying the most fundamental principle of Delaware corporate law, set forth in Section 141(a) of the DGCL, that the business and affairs of every Delaware corporation shall be managed by or under the direction of its board of directors; and

- Second, after belatedly acknowledging at the bottom of page 13 of the January 13 Letter that there are, in fact, matters under Delaware law which are not a proper subject for action by shareholders, Proponents' counsel then asserts that admittedly invalid actions by shareholders are somehow transformed into valid actions simply by cloaking them as proposed bylaw amendments.

Finally, in Section III below, we respond briefly to the positions taken by Proponents' counsel in the January 13 Letter with regard to the false and misleading nature of the Proposal.

II. Rules 14a-8(i)(1) and 14a-8(i)(2): The Analysis Presented In the January 13 Letter Has No Basis Under Delaware Law

The ability of shareholders to amend bylaws provided for in Section 109 of the DGCL does not create substantive rights for shareholders that do not otherwise exist. Rather, by its terms, Section 109 allows the adoption of bylaws that are not inconsistent with Delaware law or the certificate of incorporation. As set forth in the Delaware Law Opinion, the Proposal is invalid because it impinges on the ability of the Board of Directors to manage the business and affairs of the Company, particularly with respect to core subject matters entrusted to the Board by the DGCL.

Section 141

It is a "basic tenet" of Delaware corporate law that, except as set forth in a certificate of incorporation, "the board of directors has the ultimate responsibility for managing the business and affairs of a corporation." *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998). As stated by the Delaware Supreme Court, "Section 141(a) [of the DGCL] requires that any limitations on the board's authority be set out in the certificate of incorporation." *Id.* (emphasis added). Here, as in *Quickturn*, no such limitation on the Board's authority appears in the Company's certificate of incorporation.

Instead, Proponents' counsel asserts that the Proposal does not violate Section 141(a) because the Proposal is "otherwise provided [for] in [the DGCL]." January 13 Letter at page 7 (citing Section 141(a) of DGCL). Proponents' counsel's reasoning is circular, however, because he cites no provision (and there is no provision) in the DGCL authorizing the Proposal other than Section 109's statement that, in general, shareholders can amend the corporation's bylaws. Although Proponents' counsel criticizes the conclusion (which is presented in the last paragraph on page 3 of the Delaware Law Opinion) that this language refers to the cluster of provisions in the close corporation subchapter, Proponents' counsel fails to challenge or refute the cited authorities and offers no alternative explanation, other than to persist in asserting that the exception applies to Section 109. Proponents' counsel's unsupported interpretation gives Section 109 a prominence not found anywhere in the DGCL or Delaware case law.

Proponent's counsel, in essence, creates out of whole cloth a novel and unsupportable argument that shareholders of a Delaware corporation are statutorily empowered to dictate any facet of the corporation's business they choose, so long as they accomplish their goal through a bylaw amendment. He asserts: "In sum, the DGCL establishes that the Proponents have a right to offer the proposed bylaw, and there is no limitation on that right in the statutes or case law of Delaware." January 13 Letter at page 13. The rule manufactured by Proponents' counsel would swallow completely a board's managerial authority, as shareholders would be free to propose "bylaw amendments" regarding such subjects as the location of a corporation's headquarters, the number of its employees, its hours of business, its retirement age for employees, and even its ability to pursue lines of business. In short, Section 141(a) would be a nullity if shareholders could conduct the corporation's business and affairs through bylaw amendments. This position would squarely contradict the Delaware Supreme Court's *Quickturn* decision.

The cases cited by Proponents' counsel pertain to subject matters that are more typically the subject of bylaws, such as quorum requirements and the mechanism by which bylaws are to be amended. None of those cases relate to an attempt to supplant the substantive business judgment of a board of directors as to matters going to the very heart of the business and affairs of a corporation. As discussed in the Delaware Law Opinion, the ability to attract, retain, and appropriately compensate officers and employees of a corporation is an issue at the heart of how the corporation's business is managed. Delaware Law Opinion at page 4. So, too, are decisions over a corporation's capital structure. Delaware Law Opinion at pages 5-6. Here, nothing in the Company's certificate of incorporation restricts the Board's authority with respect to such matters.

Proponents' counsel seeks to distinguish the extensive authority cited in the Delaware Law Opinion on the basis that "the cited cases do not involve shareholder-proposed bylaws, but derivative actions in which shareholders challenge specific board decisions." January 13 Letter at page 6. It is noteworthy that Proponents' counsel is unable to challenge or refute the common thread of the cases cited in the Delaware Law Opinion, which confirm the ultimate authority of the Board to conduct the business and affairs of the Company. Whether that authority is threatened after the fact, as in shareholder litigation, or before the fact, as in the Proposal, is irrelevant as a matter of law. The fundamental issue in the cases cited in the Delaware Law Opinion is the same issue present here; i.e., what are the boundaries of a board's authority? Proponents' counsel does not and cannot deny that these cases, individually and collectively, stand for the proposition that with respect to matters concerning the Company's business and affairs, shareholders may not substitute their own business judgment for that of the Board.

Section 122

Proponents' counsel's sole argument in connection with Section 122 of the DGCL is that the statute lists powers conferred upon "[e]very corporation created under this chapter," without specifically stating that the board of directors is given those authorities. January 13 Letter at pages 8-9. This argument ignores, however, the well-established principle in Delaware case law that "[a] corporation acts through its board of directors, or its duly authorized officers and agents," *Hanson v. Fidelity Mut. Ben. Corp.*, 13 A.2d 456, 459 (Del. Super. Ct. 1940), and the "fundamental precept" under Delaware law that it is the board of directors -- and not the shareholders -- that "has the ultimate responsibility for the management of the enterprise." *Grimes v. Donald*, C.A. No. 13358, slip op. at 16-17 (Del. Ch. Jan. 11, 1995), aff'd, 673 A.2d 1207 (Del. 1996). Delaware law requires that the business and affairs of a corporation be managed by its board and specifically vests the Board of Directors with authority to decide compensation matters. Delaware Law Opinion at pages 4-5. Again, Proponents' counsel's only purported basis for distinguishing this precedent is that it arises in the context of shareholder litigation, a distinction without a difference.

Sections 152, 153 and 157

Proponents' counsel does not dispute that Sections 152, 153 and 157 of the DGCL extend "deference" to a board's decisions about the corporation's capital structure. Proponents' counsel, however, wishes to limit that deference to decisions about the "quality of consideration" received for stock and other securities. Such a limitation, which is unsupported by case law or the treatise cited by Proponents' counsel, does not advance his argument. January 13 Letter at 11-12. The Proposal impinges on the Board's ability to make "quality of consideration" determinations that are "conclusive," at least where the "consideration" is service to the Company by one of its officers or employees. As discussed in the Delaware Law Opinion, Delaware law requires that these decisions be made by the Board, except where the certificate of incorporation provides otherwise. Delaware Law Opinion at pages 5-6. The Company's certificate of incorporation contains no such provision limiting the Board's authority.

Section 109

In drawing a distinction between mandatory and precatory proposals, Proponents' counsel has admitted, as he must, that there are matters clearly beyond the power of shareholders under Delaware law. January 13 Letter at page 13. He acknowledges the correctness of our precedent in support of this proposition, but then makes the rather remarkable assertion that shareholders have the right to do things otherwise prohibited by law, so long as the unlawful action is cloaked as a bylaw amendment ("resolutions (as opposed to bylaws) that seek to be mandatory rather than precatory...[are] the classic situation for invoking the 'proper subject' exclusions....In this case, we have a bylaw proposal...." January 13 Letter at page 13). This attempted exaltation of form over substance has no basis under Delaware law. Even the provision on which Proponents' counsel relies most heavily demolishes that proposition with its mandate that a bylaw amendment may not be "inconsistent with the law or with the certificate of incorporation." Section 109(b) of the DGCL. If the ability to propose bylaw amendments were truly as omnipotent as Proponents' counsel suggests, there would be no need for any such qualification. For the reasons set forth in detail above and in the Delaware Law Opinion, Section 109 does not give shareholders rights that they would not otherwise have, and cannot allow shareholders to accomplish through a bylaw amendment that which would otherwise be unlawful.

For the foregoing reasons and the reasons set forth in the December 18 Letter, and in reliance on the reaffirmed Delaware Law Opinion, the Company continues to believe that the Bylaw amendment contemplated by the Proposal, if adopted and implemented, is not a proper subject for action by the Company's shareholders at the 2004 Annual Meeting and is in violation of Delaware law, and therefore may properly be excluded from the Proxy Materials under Rules 14a-8(i)(1) and 14a-8(i)(2).

III. Rule 14a-8(i)(3): The Proposal is Materially False and Misleading in Violation of Rule 14a-9

As discussed in Section II.C. of the December 18 Letter, the Proposal is vague and indefinite and, therefore, misleading in violation of Rule 14a-9. Accordingly, the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3).

Proponents' counsel's lead response to the Company's position that the Proposal is false and misleading is that similar proposals of a precatory nature were included in the Company's proxy materials in prior years "without [the Company] seeking no-action relief." January 13 Letter at page 15. While trying to sidestep the substance of the Rule 14a-9 issues, Proponents' counsel introduces a novel theory of estoppel to the Rule 14a-8 process. He argues, unpersuasively and with no supporting authority, that a company's determination not to seek the Staff's concurrence that a proposal may properly be excluded in one year, should be viewed as evidence that a similar (or even identical) proposal should not be excludable in a subsequent year. This, clearly, is a misinterpretation of the purpose and process of Rule 14a-8.

Proponents' counsel also seeks to build an argument for inclusion of the Proposal by asserting that if the Company believed the Proposal to be false and misleading, it would not have included similar proposals in its proxy materials in previous years. January 13 Letter at pages 15-16. Proponents' counsel, in advancing such argument, ignores Rule 14a-8(l)(2), which states "the company is not responsible for the contents of [a shareholder] proposal or supporting statement."

Proponents' counsel makes certain other arguments that do not withstand close scrutiny. For example:

- Proponents' counsel incorrectly asserts that the Company is arguing that it would be required to "calculate the present value of the [severance] package with micrometer precision." January 13 Letter at page 16. Whatever the intended relevance of this assertion, Proponents' counsel does not (and cannot) dispute that the Proposal requires a determination of the value of the severance package at the outset, in order to determine whether or not the severance agreement requires shareholder approval.

- Moreover, Proponents' counsel glosses over the legitimate concern, as expressed in the December 18 Letter (at page 9), that a variety of arbitrary assumptions would need to be made prior to execution of a severance agreement in order to determine whether shareholder approval is required. Instead of addressing the issue, the Proponents' counsel cites the Chief Executive Officer's severance agreement and states that the severance benefits thereunder would exceed the threshold contained in the Proposal. Citing one example, however, does not resolve the many ambiguities inherent in the Proposal that would arise in other situations.

- Again, in an apparent effort to obfuscate the issues raised in the December 18 Letter, Proponents' counsel chooses to argue that the Company would not enter into agreements providing for unspecified payments at unspecified future times. January 13 Letter at page 17. This facile response ignores the reality that, at the time a severance agreement is entered into, it is not known whether an event which may trigger severance payments will occur in six months or in six years, or at any other time. The amount of the severance payment will depend upon, among other things, the market value of the Company's stock at a future point in time, the number of options held by the executive and the exercise price of future option grants.

- Proponent's counsel asserts that there is no ambiguity in determining the value of "in kind" benefits, but then (without, as he says, "conceding the point") acknowledges that clarifying language would be necessary in order to resolve that ambiguity. January 13 Letter at page 18.

For the foregoing reasons and the reasons set forth in the December 18 Letter, the Company continues to believe that the Proposal is vague and ambiguous and, thus, materially misleading in violation of Rule 14a-9, and may properly be excluded pursuant to Rule 14a-8(i)(3).

IV. Conclusion

For the reasons set forth above, and in the December 18 Letter and the Delaware Law Opinion, the Company believes that the Proposal may properly be omitted from the Proxy Materials and requests the Staff's concurrence with its views. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3360, or, in my absence, Richard J. Grossman of this firm at (212) 735-2116.

Very truly yours,

Daniel E. Stoller /ec

Daniel E. Stoller

cc: Marianne Drost, Esq., Senior Vice President,
Deputy General Counsel and Corporate Secretary,
Verizon Communications Inc.
Cornish F. Hitchcock, Esq.
Mr. Thomas J. Sisti
Mr. Robert A. Rehm

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 2, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications, Inc.
Incoming letter dated December 18, 2003

The proposal would amend the company's bylaws to require shareholder ratification of executive severance agreements in excess of 2.99 times the executive's base salary plus bonus.

We are unable to conclude that Verizon has met its burden of establishing that Verizon may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to conclude that Verizon has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael R. McCoy

Michael McCoy
Attorney-Advisor